UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

   Michael L. Douglas
   4108 Sylvan Dr.
   Floyds Knobs, IN 47119

2. Issuer Name and Ticker or Trading Symbol

   Community Bank Shares, Inc.
   CBIN

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year

   August, 2000

5. If Amendment, Date of Original (Month/Year)

   N/A

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   If officer, give title.  President and Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir   |7.Nature of Indirect   |
                           | Transaction   |  or Disposed of (D)              |  Securities       |ect     |  Beneficial Ownership |
                           |        |      |                                  |  Beneficially     |(D)or   |                       |
                           |        |    | |                  | A/|           |  Owned at         |Indir   |                       |
                           | Date   |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)  |                       |
___________________________________________________________________________________________________________________________________|
 Common stock              |08/02/00|J   | |  9 shares        | A | $14.25    |  13,912           |Direct  | *                     |
 (div. reimvestment)                                                per share    shares                                            |
___________________________________________________________________________________________________________________________________|
 Common stock              |08/02/00|J   | |  9 shares        | A | $14.25    |  13,921           |Indirect| Spouse**              |
 (div. reinvestment)                                                per share    shares                                            |
___________________________________________________________________________________________________________________________________|
 Common stock              |08/02/00|J   | | 11 shares        | A | $14.25    |  13,932           |Direct  | *                     |
 (div. reimvestment)                                                per share    shares                                            |
___________________________________________________________________________________________________________________________________|
 Common stock              |08/02/00|J   | |  9 shares        | A | $14.25    |  13,941           |Indirect| Spouse**              |
 (div. reinvestment)                                                per share    shares                                            |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriv-   |Dir|Indirect    |
                      |or Exer-|     |      | rities Acqui  |Expiration |  Securities        |vative |ative       |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secur- |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |ity    |Bene-       |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
 N/A                  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

*Custodian for grandchild.
**Spouse is custodian for grandchild.


/s/ Michael L. Douglas             08/15/00
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Signature of Reporting Person       Date